Exhibit 99.1

PLUMAS BANCORP TO ACQUIRE FEATHER RIVER BANCORP, INC.

RENO, Nevada, March 11, 2021 (GLOBE NEWSWIRE) -- Plumas Bancorp (“Plumas”) (Nasdaq: PLBC) and Feather River Bancorp, Inc. (“Feather River”) announced today the signing of a definitive merger agreement (the “Agreement”) whereby Plumas will acquire Feather River in a stock and cash transaction valued at approximately $21 million (the “Transaction”). As of December 31, 2020, on a pro forma consolidated basis, the combined company would have approximately $1.3 billion in assets, $1.1 billion in deposits, and operate 14 branches throughout Northeastern California and Western Nevada.

Feather River, headquartered in Yuba City, California, is the parent company of Bank of Feather River, a 13-year-old bank with approximately $182 million in assets as of December 31, 2020. Bank of Feather River operates from its sole location in Yuba City.

“We are thrilled to announce our merger agreement with Bank of Feather River,” said Andrew J. Ryback, President and Chief Executive Officer, Plumas Bancorp. “From Quincy to Yuba City, our companies share a connection to the people and businesses who have built their livelihoods alongside California’s winding Feather River. Bringing together the team of local experts at Bank of Feather River with Plumas Bank’s technology and small business expertise offers even greater services for the Yuba City marketplace. We look forward to providing long-term value to our combined shareholders, clients, team members, and the communities we serve.”

“We are excited about the opportunity to join forces with Plumas, bringing two pristine performing banks together to carry on our focus of providing our customers, employees and all of our stakeholders with superior products, services and support,” said Julie A. Morehead, President and Chief Executive Officer of Feather River, who will continue with Plumas following the acquisition. “Gaining access to Plumas’ network of offices and extensive product lines allows us to expand our footprint and offerings beyond the Yuba-Sutter communities we have served for the past 13 years. There are many similarities in our institutions and the small communities we serve. This combination will afford the two organizations the opportunity to utilize our combined years of experience to continue to deliver the outstanding experience our customers have come to expect.”

Under the terms of the Agreement, each issued and outstanding share of common stock of Feather River (the “Common Shares”), will be converted into the right to receive, at the election of each holder of Common Shares, either (i) shares of common stock of Plumas (“Plumas Common Stock”) or (ii) cash (the “Merger Consideration”). Shareholder elections are subject to proration such that aggregate Merger Consideration payable by Plumas shall be comprised of (i) $4,735,184 in cash (the “Aggregate Cash Amount”) and (ii) 598,129 shares of Plumas Common Stock (the “Aggregate Plumas Share Amount”).

The per share cash Merger Consideration paid or the number of shares Plumas Common Stock issued in exchange for Common Shares will be equal in value, based on the volume-weighted average trading price of one share of Plumas Common Stock for the ten day period in which the Nasdaq Stock Market is open for trading ending on the last such day immediately preceding the closing date of the Transaction. Assuming the Transaction closed on March 10, 2021, holders of Common Shares would have received either $17.42 in cash or 0.6295 shares of Plumas Common Stock.

Based on the volume-weighted average trading price of one share of Plumas Common Stock for the ten day period ended on March 9, 2021, of $27.67, the aggregate Merger Consideration is valued at $21.3 million.

Giving effect to the merger, Feather River shareholders will hold, in the aggregate, approximately 10% of Plumas’ outstanding common stock based on December 31, 2020 reported data. One current member of the Feather River board will be asked to serve on the board of directors for Plumas.

Plumas expects the acquisition to be approximately 6.8% accretive to earnings per share in 2021, excluding one-time transactions costs, and 8.1% accretive in 2022. Plumas expects dilution to tangible book value per share of approximately 3.0% at close with a tangible book value earn-back period of less than two years. The boards of directors of Plumas and Feather River have approved the proposed merger, which is expected to occur in the third quarter of 2021 and remains subject to customary closing conditions, including obtaining approval by Feather River’s shareholders and bank regulatory authorities.

Raymond James & Associates, Inc. served as financial advisor to Plumas in the transaction. Sheppard, Mullin, Richter & Hampton served as legal counsel to Plumas. ProBank Austin served as financial advisor to Feather River and delivered a fairness opinion to its board of directors. Stinson LLP served as legal counsel to Feather River.

About Plumas Bancorp

Founded in 1980, Plumas Bank is a locally owned and managed full-service community bank headquartered in Reno, Nevada. The Bank operates thirteen branches: eleven located in the California counties of Plumas, Lassen, Placer, Nevada, Modoc and Shasta and two branches located in Nevada in the counties of Washoe and Carson City. The Bank also operates three loan production offices: two located in the California Counties of Placer and Butte, and one located in the Oregon County of Klamath. Plumas Bank offers a wide range of financial and investment services to consumers and businesses and has received nationwide Preferred Lender status with the United States Small Business Administration. The Company was recently recognized by three prestigious firms: for the third year in a row Raymond James and Associates awarded Plumas Bancorp with the Community Bankers Cup for operating one of the top five Best Performing Banks in the nation; for the second year in a row Piper Sandler named Plumas Bank to their Sm-All Stars Class, which identifies the top small cap banks in the nation; and, for the fifth year in a row, Plumas Bank was named a ‘Super Premier’ performing bank by The Findley Reports. For more information on Plumas Bancorp and Plumas Bank, please visit our website at www.plumasbank.com.

About Feather River Bancorp, Inc.

Feather River Bancorp, Inc., is a bank holding company headquartered in Yuba City, California and is the parent company for Bank of Feather River, a California state-chartered bank with one location in Yuba City. Founded in 2007, Bank of Feather River has a proven track record of contributing to the success of the Yuba-Sutter economy, contributing to the success of the people who live, work, and play in Yuba- Sutter, and creating a bank that is one of the top performing banks within its assets sizes, not only in Northern California but in the nation. Bank of Feather River was named a “Super Premier “performing bank, the highest rating by The Findley Reports, Rated 5-Stars by BAUERFINANCIAL, Inc., and rated Top Ten Percent of C-Corp Banks with asset size $100 - $249 Million by the CB Top Ten™ Report.

Additional Information About the Proposed Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders are urged to carefully review and consider each of Plumas’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. The documents filed by Plumas with the SEC may be obtained free of charge at Plumas’s website at www.plumasbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Plumas by requesting them in writing to Plumas Bancorp, 5050 Meadowood Mall Circle, Reno Nevada 89502; Attention: Shareholder Relations, or by telephone at (775) 786-0907.

Plumas intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement /prospectus which will be distributed to the shareholders of Feather River in connection with their vote on the Transaction. Before making any voting or investment decision, investors and security holders of Feather River are urged to carefully read the entire proxy statement/prospectus, when it becomes available, as well as any amendments or supplements, because it will contain important information about the proposed Transaction. Investors and security holders will be able to obtain the proxy statement/prospectus free of charge from the SEC’s website or from Plumas by writing to the address provided in the preceding paragraph.

The directors, executive officers and certain other members of management and employees at Feather River may be deemed participants in the solicitation of proxies in favor of the Transaction. Information about the directors and executive officers of Feather River will be included in the proxy statement/prospectus regarding the proposed transaction.

Forward-Looking Statements

This press release contains certain forward-looking information about Plumas, Feather River, and the combined company after the close of the merger and is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of Plumas, Feather River and the combined company. Plumas and Feather River caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by Plumas with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to the ability to complete the Transaction; government approvals may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the Transaction; approval by the shareholders of Feather River may not be obtained; the successful integration of Feather River, or achieving expected beneficial synergies and/or operating efficiencies, in each case might not be obtained within expected time-frames or at all; the possibility that personnel changes/retention will not proceed as planned; and other risk factors described in documents filed by Plumas with the SEC. All forward-looking statements included in this press release are based on information available at the time of the communication. Pro forma, projected and estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.